UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2009

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Entry into Material Contract

On April 28, 2009, a subscription agreement (the “Subscription Agreement”) was entered into by and among the Company, China Green Industry Group Ltd., China
Green Holdings Ltd. (the “CGHL”), wholly-owned subsidiaries of the Company, and
CMTF Private Equity One (the “Subscriber”). Pursuant to the Subscription
Agreement, the CGHL offers to the Subscriber its convertible note in principal amount of US$10million with three-year maturity at interest rate equal to Hong
Kong Prime Rate (the “Convertible Note”). The Convertible Note is, at the
Subscriber’s option, either (a) convertible into the outstanding ordinary shares of the CGHL, or (b) exchangeable for the Company’s common stock. The transaction contemplated under the Subscription Agreement will be closed on or before May
12, 2009.

The CGHL indirectly holds the entire equity interests in three companies which are incorporated in the People’s Republic of China and conduct solar business.
The CGHL expects to use the net proceeds from the offering of the notes for expansion of its solar business.

A full version of the form of Subscription Agreement and other relevant transaction agreements are attached as exhibits to the report hereto.

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: May 4, 2009	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Subscription Agreement
99.2	Form of Convertible Note
99.3	Form of Registration Rights Agreement
99.4	Form of Guarantee Agreement